LION COPPER AND GOLD CORP. ANNOUNCES COMPLETION OF EXPLORATION PROGRAM, OPTION
GRANT, AND US REPORTING

August 22, 2022, Vancouver, British Columbia - Lion Copper and Gold Corp. ("Lion CG" or the "Company") (TSX-V: LEO) (OTCQB: LCGMF) is pleased to announce the completion of its exploration core drilling program which commenced May 20, 2022 as part of the Stage One Work Program with Nuton LLC, a Rio Tinto Venture ("Nuton") (See news release dated May 18, 2022 for details).

The program has been completed safely and on schedule, with objectives including the evaluation of mineralized potential beneath the legacy Yerington pit, the Montana-Yerington prospect located between the Ann Mason project and the Yerington pit, along with verification works around the MacArthur Project resource. The drill program was composed of five drill holes totaling 4,752 feet.

Drill core has already been logged by Company personnel and assays are in process with Skyline Assayers and Laboratories in Tucson, Arizona, with assay results expected in approximately two months.

Lion CG also announces that it has granted incentive stock options pursuant to its stock option plan to consultants and one director of the Company, to purchase up to an aggregate of 2,394,283 common shares of the Company. The stock options are exercisable at a price of C$0.072 (US$0.055) per share and expire three years from the date of grant.

The Company further announces that as more than 50% of the Company's common shares are held by U.S. shareholders, the Company no longer meets the definition of "foreign private issuer" under United States securities laws.  The Company currently files reports with the U.S. Securities and Exchange Commission's ("SEC") using the forms and rules prescribed for companies that qualify as a foreign private issuer. As a result of no longer meeting the foreign private issuer definition, commencing in 2023 the Company will be required to use forms and rules prescribed for U.S. domestic companies, including the requirement that financial statements be presented in accordance with U.S. GAAP instead of IFRS. The Company's common shares will continue to be listed on the TSX Venture Exchange and quoted on the OTCQB.

About Lion CG

Lion Copper and Gold Corp. is a Canadian-based company advancing its Mason Valley, Nevada copper assets with Rio Tinto America, Inc. in addition to advancing its exploration projects including the Chaco Bear and Ashton properties in highly prospective regions in British Columbia, Canada, and the Blue Copper Prospect in Montana, USA.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@lioncg.com

Website: www.lioncg.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The securities referenced in this news release have not been, and will not be, registered under the U.S. Securities Act, or any U.S. state securities laws, and may not be offered or sold in the United States without registration under the U.S. Securities Act and all applicable state securities laws or compliance with the requirements of an applicable exemption therefrom. This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The technical information in this news release has been reviewed and approved by C. Travis Naugle, QP MMSA, CEO of Lion Copper and Gold Corp. and a qualified person as defined in NI 43-101.

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "expect", or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to the transition to a U.S. domestic issuer. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favorable terms; income tax and regulatory matters; the ability of Lion CG to implement its business strategies; competition; currency and interest rate fluctuations and other risks.